April 7, 2008

Via EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, DC 20549 Attention: Mark Kronforst, Accounting Branch Chief

Re:	Sun Microsystems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2007
Form 10-Q for Fiscal Quarter Ended December 30, 2007
File No. 000-15086

Dear Mr. Kronforst,

In response to your letter dated March 25, 2008, we have reviewed the Staff’s comments and questions related to Sun Microsystems, Inc.’s (the “Company” or “Sun”) Annual Report on Form 10-K for the year ended June 30, 2007 and Quarterly Report on Form 10-Q for the period ended December 30, 2007. Set forth below are our responses to the Staff’s comments.

Form 10-K for Fiscal Year Ended June 30, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies Goodwill, page 40

1. We note your disclosure that you engage independent third party appraisal firms to assist you in determining the fair value of assets and liabilities acquired in business combinations. We also note your reference on page 41 to the valuation prepared by a third party valuation firm that was used to estimate the fair value of identifiable intangible assets. Please note that when you refer to an independent valuation specialist you need to disclose the specialist's name and, if your annual report is incorporated by reference into a Security Act registration statement, include their consent. Refer to Rule 436(b) of Regulation C and file the consent(s), if necessary.

We respectfully submit that we have taken full responsibility for determining the fair value of assets and liabilities acquired in business combinations, including the fair value of identifiable intangible assets. Accordingly, in future filings we will remove any references to third parties or language that would imply that we were relying upon these third parties as experts. In the future, if we do rely on experts, we will insure that we follow the guidance set forth in Rule 436(b) of Regulation C.

Form 10-Q for Fiscal Quarter Ended December 30, 2007

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations Products Gross Margin, page 24

2. We note your disclosure that costs savings had a significantly positive impact on products gross margin in fiscal 2008 and pricing and discounting actions had a negative impact. Please tell us how you considered whether either of these matters represented a known trend for which additional disclosure would be required under Item 303 (a)(3)(ii) of Regulation S-K. Notwithstanding whether either matter represented a trend, explain to us why you have not described the pricing and discounting actions in this section in more detail.

We considered the requirements of Item 303 (a)(3)(ii) of Regulation S-K in our December 30, 2007, Form 10-Q filing. The cost savings due to favorable component pricing experienced during the period are largely outside of our control and, therefore, it is difficult to anticipate whether these costs savings will continue. A significant portion of our product costs relates to component costs. We do not have long-term or fixed-price supply arrangements with our suppliers or external manufacturers. Consequently, our business is susceptible to changes in component pricing which is determined by market rates and as such, is not predictable. Our pricing and discounting actions are impacted by factors such as component cost savings, market conditions, competitive pressures, product age, and geography of the sales activity. We considered all of these factors and determined that there was not a clear trend that impacted our products gross margin with regard to cost savings or pricing and discounting actions.

We respectfully submit that we appropriately disclose a description of factors influencing pricing and discounting actions through our discussion of gross margin in our December 30, 2007, Form 10-Q filing under Management’s Discussion and Analysis of Financial Condition and the Results of Operations – Products Gross Margin section. On page 24, we state, "Products gross margin percentage is influenced by numerous factors including product volume and mix, pricing, geographic mix, foreign currency exchange rates, the mix between sales to resellers and sales to end users, third-party costs (including both raw material and manufacturing costs), warranty costs and charges related to excess and obsolete inventory. Many of these factors influence, or are interrelated with, other factors." As part of our product marketing process, we establish list prices for products upon product introduction. Subsequent to that date, decisions involving discounting actions that reduce list prices made during the sales cycles may be affected, to varying degrees, by the factors listed above. We will continue to provide a description of factors influencing our pricing and discounting actions in future filings as appropriate.

In addition, we hereby acknowledge that:

  we are responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter and the materials included herewith by file-stamping the additional copy of the cover page of this letter with the date of receipt and returning it to the undersigned in the envelope provided for your convenience.

Please call Kalyani Chatterjee, Corporate Controller and Chief Accounting Officer, or the undersigned at (650) 960-1300 if you should have any further comments or questions concerning this matter.

Sincerely,

/s/ MICHAEL E. LEHMAN Michael E. Lehman Chief Financial Officer and Executive Vice President, Corporate Resources

CC: Mark Shannon, SEC Division of Corporate Finance
Stephen Almassy, Ernst & Young
Lisa Portnoy, Ernst & Young
Katharine Martin, Wilson Sonsini Goodrich & Rosati
Kalyani Chatterjee, Sun Microsystems, Inc.
Craig Norris, Sun Microsystems, Inc.